Orangekloud Technology Inc.

VIA EDGAR

September 17, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Aliya Ishmukhamedova

Re:	Orangekloud Technology Inc. Registration Statement on Form F-1 Filed September 11, 2024 File No. 333-282034

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orangekloud Technology Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:30 a.m. ET on September 19, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Kian Hwa Goh
Kian Hwa Goh
Chief Executive Officer

cc:	Loeb & Loeb LLP